Exhibit 99.2





FOR RELEASE:  IMMEDIATE               Contact:   Kenneth R. Meyers
                                                 Senior Vice President - Finance
                                                 (773) 399-8900

             UNITED STATES CELLULAR ANNOUNCES COMPLETION OF EXCHANGE
                          OF PROPERTIES WITH BELLSOUTH

November 3, 1997, Chicago, Illinois -- United States Cellular Corporation [AMEX:USM] announced that it has completed the exchange transaction with BellSouth Corporation ("BellSouth"), pursuant to agreements entered into in February 1997. USM acquired controlling interests in a 12-market cluster that provides cellular service to most of Wisconsin and parts of northern Illinois, including Milwaukee, Madison, Appleton, Green Bay and Sheboygan, as well as Rockford, Illinois. Approximately 4.1 million people live in this service area.

In exchange for these markets, USM has transferred to BellSouth a nine-market cluster in southern Indiana and Kentucky, a controlling interest in one market in central Tennessee, investment interests in nine other markets and an undisclosed amount of cash. In total, USM received controlling interests representing approximately 4.0 million population equivalents ("pops") in exchange for controlling interests representing approximately 2.0 million pops, investment interests representing approximately 1.1 million pops and the cash mentioned previously.

H. Donald Nelson, USM President and Chief Executive Officer, commented, "We look forward to capturing the synergies of adding markets that serve over four million people to our Midwest cluster. In addition to serving nearly 90% of the population of Wisconsin, we now have a contiguous service area of over 100,000 square miles which covers a population of nearly nine million people. Our expanded service areas will play an important role as we seek to improve customer satisfaction in the face of increasing competition. We wish nothing but the best for our former associates in the Indiana, Kentucky and Tennessee markets. Their contributions to our past successes will be missed."

Headquartered in Chicago, USM manages and invests in cellular systems throughout the United States. As of today, USM owns interests representing approximately
25.9 million pops, making it the eighth largest cellular telephone company in the United States based on pops. USM now manages operational systems serving 142 markets.


USM Internet Home Page:
http://www.uscc.com